LETTER OF AGREEMENT

This Letter of Agreement dated August 17, 2010 sets out the terms of agreement between:

Teryl Resources Corp.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9
Ph. (604) 278-5996

and

Mark C. Farrar; Christina J. Karnes; Robert W. Karnes; Donald Plancich (Farrar et al.)
PMB 532
1830 E. Parks Highway #A113
Wasilla, AK 99654
Ph. (907) 357-6955

Regarding the option by Teryl Resources Corp. (Teryl) of a 50% interest in the State of Alaska mining claims know as Fortitude #1-7 and Gold Creek #1-3 and Gold Creek #6 (known as the Fortitude Project) located in Sections 11, 12, 13 & 14, Township 21 N, Range 16W, Seward Meridian.

Farrar et al. hereby options to Teryl, as hereinafter set out by the following terms, a 50% ownership in and to the mining rights of the Fortitude Project claims, free and clear of all liens, and charges.

The terms of the option to purchase the State of Alaska mining rights of the aforementioned mining claims will be as follows:

a) Teryl Resources Corp. will issue 50,000 treasury shares of Teryl common stock to Farrar et al. upon Toronto Venture Exchange acceptance of the terms of this Letter of Agreement. Teryl Resources Corp. will contribute $50,000.00 in exploration expenditures on the aforementioned mining claims within one year of the signing of this Letter of Agreement.

b) Teryl Resources Corp. will also issue an additional 50,000 treasury shares of Teryl common stock to Farrar et al. on the one year anniversary of the signing or this Letter of Agreement.

c) Teryl Resources Corp. will issue an additional 100,000 treasury shares of Teryl common stock and pay a $10, 000.00 USD cash payment to Farrar et al. on the two year anniversary of the signing of this Letter of Agreement. Teryl Resources Corp. will also contribute an additional $100,000.00 in exploration expenditures on the aforementioned mining claims within two years of the signing of this Letter of Agreement.

JR

M.F.
08-18-10

d) Teryl Resources Corp. and Farrar et al. agree to enter into a joint venture agreement to explore and develop the mineral resources of the aforementioned property. The foundation agreement for the joint venture shall be the Rocky Mountain Model Form Mining Venture Agreement (Form 5) subject to modification upon agreement of both parties. Teryl agrees to expend the first $150,000.00 USD to the joint venture exploration budget. Farrar et al. agrees to allow Teryl to act as operator of the joint venture. Farrar et al. shall have reasonable access to all data developed by the joint venture. All such data shall be and remain confidential and shall not be disclosed to others except as expressly permitted by the joint venture foundation agreement. Neither party shall have any liability for any use of nor reliance on any data developed or made available by the other party or any conclusions drawn there from.

At such time Teryl Resources Corp. has complied with all the terms of this agreement and earned its fifty percent (50%) interest in the mining rights of the aforementioned claims and expended the first $150,000.00 USD in exploration costs, Farrar et al. will then be required to fund fifty percent (50%) of the joint venture expenditures. In the event that Farrar et al. does not meet a cash call, a standard joint venture dilution clause will be triggered as set out in Section 6.3 of the joint venture foundation agreement. In the event that Farrar et al. is diluted to a ten percent(10%) interest the said interest will be automatically converted to a two and one half percent (2 ½ %) Net Smelter Royalty (NSR).

Teryl Resources Corp. and Farrar et al. agree to an additional area of interest extending five miles from the exterior boundary from the aforementioned mining claims. If Teryl Resources Corp., its agents, and/or affiliated companies agents acquire or stake mining claims in the described area of interest Farrar et al. shall receive a two and one half percent (2 ½%) Net Smelter Royalty (NSR) for the duration of any mining activity by Teryl Resources Corp., its affiliated companies or successors on the acquired claims within the area of interest.

The parties hereto acknowledge that it is their intention to enter into a formal joint venture agreement encompassing the terms of this letter of Agreement as soon as possible. Farrar et al. acknowledges that this Letter of Agreement is subject to approval by the Toronto Venture Exchange and other regulatory authorities.

The said agreement is subject to a 30 day due diligence by Teryl Resources Corp.

If Teryl Resources defaults in the term conditions of this agreement and fails to correct within 45 days, this agreement is terminated without any further obligation of either party.

Mark Farrar — 08-18-10

MARK FARRAR et al (as agent of all parties) — Dated

J Roberts — 08-24-10

JOHN ROBERTSON – President
TERYL RESOURCES CORPORATION — Dated

JR